June 4, 2009

Sent Via Facsimile and EDGAR Transmission

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Attention: Larry Spirgel, Terry French, Claire DeLabar, Reid Hooper and Celeste M. Murphy

RE:	MetroPCS Communications, Inc. Form 10-K for the year ended December 31, 2008 Filed March 2, 2009 File No. 1-33409 Response to SEC Staff Comments dated May 21, 2009

MetroPCS Communications, Inc. (the “Company”) is pleased to respond to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter, dated May 21, 2009 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 (File No. 1-33409) (the “Annual Report”) and the Company’s Definitive Proxy Statement on Schedule 14A for the 2009 Annual Meeting of Stockholders filed on April 15, 2009 incorporated by reference into Part III of the Annual Report (the “Proxy Statement”). Except as otherwise noted in the Company’s responses below, we confirm that we intend to comply with the Staff’s comments in our future filings, as applicable.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth our response below each such comment. In order to explain to the Staff the manner in which we intend to comply in future filings, certain portions of our responses are provided in sample disclosure format that have been marked to show the proposed changes in response to the Staff’s comments. Capitalized terms used in this memorandum and not defined herein have the meanings given to them in the Company’s Annual Report.

Form 10-K for the year ended December 31, 2008

Management’s Discussion and Analysis, pages 52-84

1.	We note on page 18 that Royal Street may not be permitted to enter into relationships with you in future auctions and receive DE benefits. We also note that the existing licenses were grandfathered. Please expand the discussion on page 18 and on page 56 in MD&A to clarify whether existing licenses may be renewed under the grandfathered provisions or whether there is a risk of losing existing FCC licenses. Please also tell us why you believe that this is not a material contingency requiring disclosure in Note 12 to the financial statements on page F-24.

Securities and Exchange Commission Response Letter

June 4, 2009

Response: As disclosed on page 18 of the Company’s Annual Report, the grandfathering provisions of the latest designated entity (“DE”) rules (the “New DE Requirements”) of the Federal Communications Commission (“FCC”) apply to licenses awarded to DEs before April 25, 2006. While the FCC Order promulgating the New DE Requirements states that the Commission may reconsider a DE applicant’s eligibility for grandfathered benefits in the context of an assignment, transfer of control or spectrum lease application, the FCC Order makes no mention of doing so in the context of a renewal. The licenses held by Royal Street Communications, LLC and its subsidiaries (collectively, “Royal Street”) were awarded in December 2005 and therefore are grandfathered under the New DE Requirements, without regard to when they are due to be renewed. In addition, as is also disclosed on page 18 of the Company’s Annual Report, Royal Street could cease to qualify as a DE after five years (December 2010) without being subject to unjust enrichment payments or loss of its licenses. The initial license term for each of Royal Street’s DE licenses is ten years, making them subject to renewal in 2015. At that time, Royal Street will no longer be required to maintain its grandfathered status or to qualify as a DE to be eligible to renew its licenses. Based on the foregoing, we do not believe that the grandfathering provision in and of itself subjects us to any material contingency, nor do we believe such provision increases the risk of loss of any license granted to Royal Street in which we would be required to disclose a material contingency in Note 12 to the Financial Statements on page F-24.

However, in response to the Staff’s Comments, in future filings the Company will revise its disclosure and discuss the renewal of Royal Street’s existing licenses under the grandfathering provisions in a manner similar to the following:

Designated Entity Requirements (third paragraph)

In 2006, the FCC adopted new DE requirements that apply to all licenses ~~initially granted~~ awarded after April 25, 2006, or New DE Requirements. First, the FCC found that an entity that enters into an impermissible material relationship, which includes any arrangement whereby a DE leases or resells more than fifty percent of the capacity of its spectrum or network to third parties, will be ineligible for an award of DE benefits and subject to unjust enrichment payments on a license-by-license basis. Second, the FCC found that any entity which has a spectrum leasing or resale arrangement (including wholesale arrangements) with an applicant or licensee for more than 25% of the applicant’s total spectrum capacity on a license-by-license basis will be considered to have an attributable interest in the applicant or licensee. Royal Street’s existing ~~relationships~~ arrangements with us are grandfathered under the New DE Requirements ~~and Royal Street is~~

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Securities and Exchange Commission Response Letter

June 4, 2009

~~not subject to the New DE Requirements with respect to its existing licenses which were granted before April 25, 2006. However, the~~. However, the New DE Requirements will not permit Royal Street to enter into the same ~~relationship~~arrangements it currently has with us for any future FCC auctions and receive DE benefits, including bidding credits. In addition, Royal Street will not be able to acquire any additional DE licenses in the future, resell services to us on those licenses on the same basis as the existing arrangements, or materially change its existing arrangements with us, without making itself ineligible for DE benefits. Royal Street’s licenses were awarded by the FCC prior to April 25, 2006 and thus are grandfathered under the New DE Requirements. A grandfathered license may be renewed without loss of its grandfathered status. In addition, Royal Street could cease to qualify as a DE after five years, or December 2010, without being subject to unjust enrichment payments or loss of its licenses. The initial license term for each of Royal Street’s DE licenses is ten years, making such licenses subject to renewal in 2015. At that time, Royal Street will no longer be required to maintain its grandfathered status or to qualify as a DE to be eligible to renew its licenses.

2.	Refer to your critical accounting policy for Long-Term investments on pages 55, discussion of Liquidity on page 77, discussion of results of operations throughout MD&A and Note 5 to the financial statements on page F-17. Please expand the disclosures to include:

•	the key terms of your auction rate securities, including maturity dates, auction reset provisions and interest rate provisions,

•	the nature of the collateral, including an indication of credit quality,

•	the cause for the impairment, that is whether due to credit or liquidity issues and

•	the methodology used to estimate the fair value of the auction rates securities and record the impairment charge, including key assumptions.

Please also revise to disclose the number and dollar value of failed auctions, whether any auction rate securities were sold during the period and whether losses were realized upon the sale and how or when the principal of your auction rate securities will become available, that is, through successful auctions, locating buyers outside of the auction process, maturity or redemption by issuer.

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Securities and Exchange Commission Response Letter

June 4, 2009

Response: In future filings, the Company will expand and modify its disclosures relating to auction rate securities to include additional information based on the Staff’s comment, giving consideration to the materiality of the auction rate securities in the context of the Company’s financial statements and liquidity position. At December 31, 2008, the estimated fair value of the Company’s auction rate securities was approximately .09% of the Company’s total assets and represented an immaterial exposure for the Company’s liquidity position. We respectfully submit that we believe disclosing the details of the auction reset provisions and the number and dollar value of the failed auctions for our ten auction rate securities is not meaningful and would not be meaningful to an investor in making an investment decision considering the immaterial exposure to the Company’s financial statements and liquidity position. The Company will revise its disclosure in future filings in a manner similar to the following:

Critical Accounting Policies and Estimates

Long-Term Investments

We account for our investment securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” At December 31, 2008, all of the Company’s long-term investment securities were reported at fair value. Due to the lack of availability of observable market quotes on our investment portfolio of auction rate securities, the fair value was estimated based on valuation models that rely exclusively on unobservable inputs including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. See Note 10 to the consolidated financial statements included elsewhere in this report.

Declines in fair value that are considered other-than-temporary are charged to earnings and those that are considered temporary are reported as a component of other comprehensive income in stockholders’ equity. The Company has recorded an impairment charge of $30.9 million during the year ended December 31, 2008, reflecting the portion of the auction rate security holdings that the Company has concluded have an other-than-temporary decline in value.

The valuation of the Company’s investment portfolio is subject to uncertainties that are difficult to predict. Factors that may impact the Company’s valuation include changes to credit ratings of the securities as well as the underlying assets supporting those securities, rates of default of the underlying assets, underlying collateral values, discount rates, counterparty risk and ongoing strength and quality of market credit and liquidity. The estimated market value of the Company’s auction rate security holdings at December 31, 2008 was approximately $6.0 million.

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Securities and Exchange Commission Response Letter

June 4, 2009

With the continuing liquidity issues experienced in the global credit and capital markets, the auction rate securities held by the Company at December 31, 2008 continued to experience failed auctions as the amount of securities submitted for sale in the auctions exceeded the amount of purchase orders. Since July 2007, there have been no successful auctions for the auction rate securities held by the Company. The Company has not sold any of its auction rate securities through December 31, 2008. In addition, all of the auction rate securities held by the Company have been downgraded or placed on credit watch~~. The Company may~~ by at least one credit reporting agency, with ratings ranging from ‘AA+/Aa3’ to ‘CCC-/Caa3’ as of December 31, 2008. Due to the continued severity in the capital markets, deterioration of the credit quality of the underlying assets, and the length of time until the auction rate securities mature, the Company believes that full recovery is not probable and it may continue to incur additional impairments to its auction rate securities which may be up to the full remaining value of such auction rate securities.

Liquidity and Capital Resources (third paragraph through sixth paragraph)

During the year ended December 31, 2007, we made an original investment of $133.9 million in principal in ~~certain~~ten auction rate securities, with maturity dates through 2046, substantially all of which are secured by collateralized debt obligations with a portion of the underlying collateral being mortgage securities or related to mortgage securities. Consistent with our investment policy guidelines, the auction rate securities investments held by us all had AAA/Aaa credit ratings at the time of purchase. With the continued liquidity issues experienced in global credit and capital markets, the auction rate securities held by us at December 31, 2008 continue to experience failed auctions as the amount of securities submitted for sale in the auctions exceeds the amount of purchase orders. Since July 2007, there have been no successful auctions for the auction rate securities held by the Company. In addition, all of the auction rate securities held by us have been downgraded or placed on credit watch~~.~~ with ratings ranging from ‘AA+/Aa3’ to ‘CCC-/Caa3’ as of December 31, 2008. The Company has not sold any of its auction rate securities through December 31, 2008.

Due to the lack of availability of observable market quotes on our investment portfolio of auction rate securities, the fair value was estimated based on valuation models that rely exclusively on unobservable inputs including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default

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Securities and Exchange Commission Response Letter

June 4, 2009

risk underlying the security, discount rates and overall capital market liquidity. The valuation of our auction rate securities is subject to uncertainties that are difficult to predict. Factors that may impact the valuation include changes to credit ratings of the securities as well as the underlying assets supporting these securities, rates of default of the underlying assets, underlying collateral values, discount rates, counterparty risk and ongoing strength and quality of market credit and liquidity. The estimated market value of our auction rate security holdings at December 31, 2008 was approximately $6.0 million, which reflects a $127.9 million cumulative adjustment to the original principal value of $133.9 million. The estimated market value at December 31, 2007 was approximately $36.1 million, which reflected a $97.8 million adjustment to the aggregate principal value at that date. ~~Although the~~Each auction rate ~~securities continue~~security continues to pay interest according to ~~their~~its stated term~~s, based on valuation models that rely exclusively on unobservable inputs, we~~ ranging from one month LIBOR plus .55% to one month LIBOR plus 2.5%. Due to the continued severity in the capital markets, deterioration of the credit quality of the underlying assets and the length of time until the auction rate securities mature, we believe that full recovery is not probable and have recorded an impairment charge of $30.9 million and $97.8 million during the years ended December 31, 2008 and 2007, respectively, reflecting an additional portion of our auction rate security holdings that we have concluded have an other-than-temporary decline in value. The offsetting increase in fair value of approximately $0.8 million is reported in accumulated other comprehensive loss in the consolidated balance sheets.

~~Historically, g~~Given the liquidity created by auctions, our auction rate securities ~~were~~are presented as current assets under short-term investments on our balance sheet. Given the failed auctions, our auction rate securities are illiquid until there is a successful auction for them or we sell them. Accordingly, the entire amount of such remaining auction rate securities has been reclassified from current to non-current assets and is presented in long-term investments on our balance sheet as of December 31, 2008 and 2007. The $6.0 million estimated market value at December 31, 2008 does not materially impact our liquidity and is not included in our approximately $697.9 million in cash and cash equivalents as of December 31, 2008. We may continue to incur additional impairments to our auction rate securities which may be up to the full remaining value of such auction rate securities. Management believes that any future additional impairment charges will not have a material effect on our liquidity.

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Securities and Exchange Commission Response Letter

June 4, 2009

Notes to Consolidated Financial Statements

5. Investments:

The Company has historically invested its substantial cash balances in, among other things, securities issued and fully guaranteed by the United States or any state, highly rated commercial paper and auction rate securities, money market funds meeting certain criteria, and demand deposits. These investments are subject to credit, liquidity, market and interest rate risk. At December 31, 2008, the Company had invested substantially all of its cash and cash equivalents in money market funds consisting of treasury securities.

During the year ended December 31, 2007, the Company made an original investment of $133.9 million in principal in ~~certain~~ten auction rate securities~~,~~ with maturity dates through 2046, substantially all of which are secured by collateralized debt obligations with a portion of the underlying collateral being mortgage securities or related to mortgage securities. Consistent with the Company’s investment policy guidelines, the auction rate securities investments held by the Company all had AAA/Aaa credit ratings at the time of purchase. With the continuing liquidity issues experienced in the global credit and capital markets, the auction rate securities held by the Company at December 31, 2008 continued to experience failed auctions as the amount of securities submitted for sale in the auctions exceeded the amount of purchase orders. Since July 2007, there have been no successful auctions for the auction rate securities held by the Company. In addition, all of the auction rate securities held by the Company have been downgraded or placed on credit watch~~.~~, with ratings ranging from ‘AA+/Aa3’ to ‘CCC-/Caa3’ as of December 31, 2008. The Company has not sold any of its auction rate securities through December 31, 2008.

Due to the lack of availability of observable market quotes on the Company’s investment portfolio of auction rate securities, the fair value was estimated based on valuation models that rely exclusively on unobservable inputs, including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. The valuation of the Company’s auction rate securities is subject to uncertainties that are difficult to predict. Factors that may impact the Company’s valuation include changes to credit ratings of the securities as well as the underlying assets supporting these securities, rates of default of the underlying assets, underlying collateral values, discount rates, counterparty risk and ongoing strength and quality of market credit and liquidity. The estimated market value of the Company’s auction rate security holdings at December 31, 2008 was approximately $6.0 million, which reflects a $127.9 million cumulative

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Securities and Exchange Commission Response Letter

June 4, 2009

adjustment to the original principal value of $133.9 million. The estimated market value at December 31, 2007 was approximately $36.1 million, which reflected a $97.8 million adjustment to the aggregate principal value at that date. ~~Although the~~Each auction rate ~~securities continue~~security continues to pay interest according to ~~their~~its stated term~~s, based on valuation models that rely exclusively on unobservable inputs, the Company~~ ranging from one month LIBOR plus ..55% to one month LIBOR plus 2.5%. Due to the continued severity in the capital markets, deterioration of the credit quality of the underlying assets and the length of time until the auction rate securities mature, the Company believes that full recovery is not probable and has recorded an impairment charge of $30.9 million during the year ended December 31, 2008, reflecting an additional portion of the auction rate security holdings that the Company has concluded have an other-than-temporary decline in value. The offsetting increase in fair value of approximately $0.8 million is reported in accumulated other comprehensive loss in the consolidated balance sheets.

Historically, given the liquidity created by auctions, the Company’s auction rate securities were presented as current assets under short-term investments on the Company’s balance sheet. Given the failed auctions, the Company’s auction rate securities are illiquid until there is a successful auction for them or the Company sells them. Accordingly, the entire amount of such remaining auction rate securities has been reclassified from current to non-current assets and is presented in long-term investments on the accompanying balance sheets as of December 31, 2008 and 2007. The Company ~~may incur additional impairments to its auction rate securities~~ may continue to incur additional impairments to its auction rate securities which may be up to the full remaining value of such auction rate securities.

3.	Refer to your critical accounting policy for FCC Licenses and Microwave Relocation Costs on pages 55 and 56. We note that FCC licenses accounted for 37% of total assets as of December 31, 2008. We note that you performed your annual impairment test of your units of accounting as of September 30, 2008 and determined that FCC licenses were not impaired. Tell us whether you performed subsequent interim impairment tests. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment testing under SFAS 142 was required.

In light of the significance of your FCC Licenses and Microwave Relocation Costs balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure

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Securities and Exchange Commission Response Letter

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should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of FCC Licenses and Microwave Relocation Costs. Specifically, we believe you should provide the following information:

•	Disclose the date of your annual impairment test and whether you have performed subsequent interim impairment tests.

•	Disclose the carrying value of the intangible asset for each unit of accounting.

•

Describe the nature of the valuation techniques you employed in performing the impairment tests. If you used a discounted cash flow methodology, addressing EITF D-108, describe the method you used to isolate the cash flows associated with the intangible asset. If you used a hypothetical build-up or start-up method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

•

Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test. In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

•

Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions. For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, one percent decline in your net cash flows and a one percent increase in your discount rate.

•	Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your licenses at the time of your impairment testing.

Response: In response to the Staff’s comment regarding the performance of subsequent interim impairment tests, because there were no triggering events or changes in circumstances that limit the useful lives of our indefinite-lived assets (including, but not limited to the factors identified in paragraph 8 of SFAS No. 144), we did not perform such subsequent interim impairment tests. In light of the adverse economic and financial conditions occurring in the credit and capital markets, including numerous dislocations and increased volatility occurring simultaneously on several fronts, we considered the range of potential impacts

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Securities and Exchange Commission Response Letter

June 4, 2009

that market conditions and economic events had on our key assumptions used to determine the fair value of our units of accounting since our last impairment test. We reviewed changes in the business climate, changes in market capitalization, legal factors, operating performance indicators and competition, among other factors. There have been no significant changes in any of these factors that have adversely affected any of the key assumptions used in our determination of fair value. In fact, actual 2008 results showed that the wireless sector as a whole, and the Company in particular, have performed well in the current economic environment, despite economic and competitive responses to our products and services. However, with respect to disclosure regarding the performance of subsequent interim impairment tests, we will include in our future filings additional discussion in our critical accounting policies and estimates, the factors considered in determining whether interim impairment testing under SFAS No. 142 was performed, as included in the sample disclosure below.

With respect to providing a sensitivity analysis showing the impact on our impairment test resulting from a one percent decline in our revenue growth rates, a one percent decline in our net cash flows and a one percent increase in our discount rate, we respectfully submit that such an analysis would not be meaningful. The fair value of each of our units of accounting exceeded the carrying value within a range of 35% to 100% or more of the carrying value. Similarly, providing a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of our licenses at the time of our impairment testing would likewise not be meaningful because the fair values significantly exceed the carrying values. While we respectfully submit that a sensitivity analysis is not helpful or meaningful to investors, we will disclose in future filings that a one percent change in any of these assumptions would not result in impairment.

We respectfully submit that we believe disclosing the carrying value of the intangible asset for each unit of accounting is not necessary to an understanding of our impairment testing and conclusions. Further, we believe disclosure of the carrying value of the intangible asset for each unit of accounting would reveal sensitive competitive information to the marketplace. As described more specifically in response to comment 4 hereinafter, given the competitive nature of the wireless industry and our relative size versus our competitors, we respectfully submit that this information constitutes commercial and financial information that is confidential and that the disclosure of such information would result in substantial competitive harm to the Company similar to that outlined in response to comment 4 below.

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Securities and Exchange Commission Response Letter

June 4, 2009

Based on the Staff’s comments and subject to the foregoing discussions regarding future disclosures, we will provide in our MD&A and notes to the financial statements with respect to FCC Licenses and Microwave Relocation Costs, disclosures in a manner similar to the following:

Critical Accounting Policies and Estimates

FCC Licenses and Microwave Relocation Costs (second and third paragraphs)

Our primary indefinite-lived intangible assets are our PCS, AWS and 700 MHz licenses and microwave relocation costs~~FCC licenses~~. Based on the requirements of SFAS No. 142, “Goodwill and other Intangible Assets,” or SFAS No. 142, we test investments in our ~~FCC licenses~~ indefinite-lived intangible assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value of our FCC licenses might be impaired. We perform our annual ~~FCC license~~ indefinite-lived intangible assets impairment test as of each September 30th. The impairment test consists of a comparison of the estimated fair value with the carrying value. ~~We estimate the fair value of our FCC licenses using a discounted cash flow model.~~

As outlined in EITF D-108 “Use of the Residual Method to Value Acquired Assets Other Than Goodwill,” or EITF D-108, we use a direct method of valuation for our indefinite-lived intangible assets. Alternative valuation methods include the analysis of similar transactions of spectrum under the market approach and the Greenfield Methodology under the income approach. The Greenfield Methodology was utilized to provide an indication of fair value for the FCC licenses in metropolitan areas in which we have formalized build-out plans. Such methodology is based on the cash flow generating potential of a hypothetical start-up operation and assumes that the only assets upon formation are the underlying FCC licenses, and that the business enterprise does not have any other assets including goodwill or going concern value at the date of inception. The start-up assumptions include utilization of the asset in the best possible use and incorporate marketplace participant assumptions for key factors, such as current and future technology, costs of telecommunications equipment, and workforce costs, considering the opportunities and constraints of the underlying spectrum as of the valuation date. A market approach was utilized to provide an indication of fair value for the remaining FCC licenses which were not valued under the income approach because the Company does not have a formalized build-out plan for those metropolitan areas. Third-party transactions in Auction 66 spectrum were utilized as an indication of fair value.

Cash flow projections and assumptions, although subject to a degree of uncertainty, are based on a combination of our historical performance and trends, our business plans and management’s estimate of future performance, giving consideration to existing and anticipated competitive economic conditions. Other assumptions include our weighted average cost of capital and long-term rate of growth for our business. We believe that our estimates are consistent with

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Securities and Exchange Commission Response Letter

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assumptions that marketplace participants would use to estimate fair value. We corroborate our determination of fair value of the indefinite-lived intangible assets, using the discounted cash flow approach described above, with other market-based valuation metrics. Furthermore, we segregate our indefinite-lived intangible assets by regional clusters for the purpose of performing the impairment test because each geographical region is unique. An impairment loss would be recorded as a reduction in the carrying value of the related indefinite-lived intangible asset and charged to results of operations. Historically, we have not experienced significant negative variations between our assumptions and estimates when compared to actual results. However, if actual results are not consistent with our assumptions and estimates, we may be required to record an impairment charge associated with indefinite-lived intangible assets. Although we do not expect our estimates or assumptions to change significantly in the future, the use of different estimates or assumptions within our discounted cash flow model when determining the fair value of our indefinite-lived intangible assets or using a methodology other than a discounted cash flow model could result in different values for our indefinite-lived intangible assets and may affect any related impairment charge. The most significant assumptions within our discounted cash flow model are the discount rate, our projected growth rate and management’s future business plans. A change in management’s future business plans or disposition of one or more FCC licenses could result in the requirement to test certain other FCC licenses. ~~If any legal, regulatory, contractual, competitive, economic or other factors were to limit the useful lives of our indefinite-lived FCC licenses, we would be required to~~ A one percent decline in our revenue growth rates, a one percent decline in our net cash flows and a one percent increase in our discount rate would not result in impairment as of the most recent testing date.

Indefinite-lived intangible assets must be tested between annual tests if events or changes in circumstances indicate that the asset might be impaired. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. In light of the adverse economic and financial conditions occurring in the credit and capital markets, we considered the range of potential impacts that market conditions and economic events had on our key assumptions used to determine the fair value of our units of accounting since our last impairment test. We reviewed changes in the business climate, changes in market capitalization, legal factors, operating performance indicators and competition, among other factors. There have been no significant

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Securities and Exchange Commission Response Letter

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changes in any of these factors that have adversely affected any of the key assumptions used in our determination of fair value. Furthermore, if any of our indefinite-lived intangible assets are subsequently determined to have a finite useful life, we would test ~~these intangible~~such assets for impairment in accordance with SFAS No. ~~142 and amortize the intangible asset over its~~144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), and the intangible assets would then be amortized prospectively over the estimated remaining useful life.

For the license impairment test performed as of September 30, 2008, the fair value of each of the indefinite-lived intangible assets was in excess of ~~their~~its carrying value. There also have been no subsequent indicators of impairment ~~and no impairment has been recognized through December 31, 2008.~~, including those indicated in SFAS No. 144, and accordingly, no subsequent interim impairment tests were performed.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies:

FCC Licenses and Microwave Relocation Costs

The Company operates wireless broadband mobile networks under licenses granted by the FCC for a particular geographic area on spectrum allocated by the FCC for wireless broadband services. In addition, in November 2006, the Company acquired a number of advanced wireless services (“AWS”) licenses which can be used to provide services comparable to the services provided by the Company, and other advanced wireless services. In June 2008, the Company acquired a 700 MHz license that also can be used to provide similar services. The personal communications services (“PCS”) licenses previously included, and the AWS licenses currently include, the obligation and resulting costs to relocate existing fixed microwave users of the Company’s licensed spectrum if the Company’s spectrum interfered with their systems and/or reimburse other carriers (according to FCC rules) that relocated prior users if the relocation benefits the Company’s system. Accordingly, the Company incurred costs related to microwave relocation in constructing its PCS and AWS networks. The PCS, AWS, and 700 MHz licenses and microwave relocation costs are recorded at cost. Although PCS, AWS and 700 MHz licenses are issued with a stated term, ten years in the case of the PCS licenses, fifteen years in the case of the AWS licenses and ~~10~~10.5 years ~~from the date of the digital television transition~~ for 700 MHz licenses, the renewal of PCS, AWS and 700 MHz licenses is generally a routine matter without substantial cost and the Company has determined that no legal, regulatory, contractual, competitive, economic, or other factors currently exist that limit the

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Securities and Exchange Commission Response Letter

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useful life of its PCS, AWS and 700 MHz licenses. As such, under the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company does not amortize PCS, AWS and 700 MHz licenses and microwave relocation costs (collectively, its “indefinite-lived intangible assets”) as they are considered to have indefinite lives and together represent the cost of the Company’s spectrum. The Company is required to test indefinite-lived intangible assets, ~~consisting of PCS, AWS, and 700 MHzlicenses and microwave relocation costs,~~ for impairment on an annual basis based upon a fair value approach. Indefinite-lived intangible assets must be tested between annual tests if events or changes in circumstances indicate that the asset might be impaired. These events or circumstances could include a significant change in the business climate, including a significant sustained decline in an entity’s market value, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors. Furthermore, if any of the indefinite-lived intangible assets are subsequently determined to have a finite useful life, such assets would be tested for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), and the intangible assets would then be amortized prospectively over the estimated remaining useful life. The Company completed its impairment ~~tests during the third quarter of 2008. There~~test as of September 30, 2008 and the fair value of each of the indefinite-lived intangible assets was in excess of its carrying value. There also have been no subsequent indicators of impairment ~~and no impairment has been recognized through December 31, 2008.~~, including those indicated in SFAS No. 144, and accordingly, no subsequent interim impairment tests were performed.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Annual Cash Performance Incentive Awards, page 28

4.	We note that annual cash incentive awards are tied to the achievement of specified company, team, and individual performance targets. In future filings, please disclose the specific performance targets that are used for the achievement of annual incentive compensation. If you believe that disclosure of performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goal. Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm.

2250 Lakeside Boulevard    •    Richardson, TX 75082    •    Phone: 214-570-5812    •    Fax: 214-570-5860

Securities and Exchange Commission Response Letter

June 4, 2009

Response: As we indicate in our Proxy Statement, the company/team performance goals and individual performance goals are established in a manner in which target attainment is not assured, and that the attainment of the payment for performance at the target level or above will require strong company performance and significant effort on the part of our executive officers. In addition, we disclose that the performance targets are tied to the Company’s confidential business plan, which is approved by the Board of Directors of the Company annually. Further, the Company has disclosed in its prior filings with the Commission the amount of the actual payout percentage for the respective year covered by the Compensation Discussion and Analysis. Although, the Company respectfully believes that this information should be sufficient, we will expand our discussion in future filings as to how difficult it would be for us or for an executive to achieve the undisclosed performance goals, providing as much detail as necessary without providing information that would result in competitive harm.

However, we respectfully submit that disclosure of the specific performance targets and specific relative weighting factors used for the achievement of annual incentive compensation is not required because (1) disclosure of current year targets and weighting factors are not necessary for an understanding of the compensation disclosed for the period covered by the proxy, and (2) due to the highly competitive nature of the market for our services that is dominated by current and prospective competitors that are, or are affiliated with, major companies that have substantially greater financial, technical, personnel and marketing resources than we have, disclosure of both historical and future performance targets and relative weighting factors would provide our competitors with confidential and strategic information that could be used against us resulting in competitive harm to the operation of our business and our customers. Accordingly, we respectfully believe that performance targets and their relative weighting factors may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Disclosure of Post Year-End Compensation Actions Generally Not Required

As an initial matter, the Commission’s proxy rules do not generally require disclosure of performance goals or other compensation information for periods beginning after the end of the year to which the proxy statement relates. The Staff has specifically responded to prior inquiries regarding whether companies are required to provide disclosures about programs, plans or practices that occurred outside the scope of the information contained in the tables and otherwise disclosed pursuant to

2250 Lakeside Boulevard    •    Richardson, TX 75082    •    Phone: 214-570-5812    •    Fax: 214-570-5860

Securities and Exchange Commission Response Letter

June 4, 2009

Item 402 (including periods before and after the information contained in the tables and otherwise disclosed pursuant to Item 402) by stating that “in certain cases, depending on a company’s particular circumstances, disclosure may be required as contemplated by Instruction 2 to Item 402(b) of Regulation S-K.” (Division of Corporation Finance, Interpretations of Item 402 – Executive Compensation, Question 3.02 Issued January 24, 2007).

While the Staff does not delineate the “certain cases” or “particular circumstances” under which disclosure after the year end may be required, Instruction 2 to Item 402(b) does provide that such disclosures “might include, as examples only, the adoption of new or modified programs and policies or specific decisions that were made or steps that were taken that could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.” We respectfully submit that there are no applicable “particular circumstances” that require disclosure of the performance targets or weighting factors for the current year. Our performance targets and weighting factors are established annually in a manner consistent with prior years. Consequently, the current year performance targets have no impact or effect on prior year performance targets and therefore are not necessary for, or material to, a “fair understanding” of the prior period performance targets.

Competitive Harm Analysis

We also respectfully submit that current and historical performance targets and their relative weighting factors are confidential information, disclosure of which would result in competitive harm; thus, we respectfully believe Instruction 4 to Item 402(b) of Regulation S-K allows the Company to withhold such information. Instruction 4 to Item 402(b) of Regulation S-K uses the same standard that applies when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to the Securities Act Rule 406 and Exchange Act Rule 24b-2. Each of these Rules incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. § 552(b)(4)) and Rule 80(b)(4) thereunder (“Exemption 4”). Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public.

The Courts have established a three-part test to determine whether nondisclosure is appropriate: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a “person,” which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2nd Cir. 1996); GC Micro Corp v. Defense Logistics Agency,

2250 Lakeside Boulevard    •    Richardson, TX 75082    •    Phone: 214-570-5812    •    Fax: 214-570-5860

Securities and Exchange Commission Response Letter

June 4, 2009

33 F.3d 1109, 1112 (9th Cir. 1994). The performance criteria and relative weighting factors of our annual cash performance awards, as disclosed on pages 29 and 30 of our Proxy Statement, meet each prong of this test.

Commercial or Financial Information

The Courts have found that the terms “commercial or financial information” as used in Exemption 4 are to be given their ordinary meaning, and that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as “commercial or financial information” include: royalty rates, business sales statistics, research data, technical designs, overhead and operating costs, information on financial condition, prices and quantities. See Public Citizen Health Research Group v. National Institutes of Health, 209 F.Supp. 2d 37, 43 (D.D.C. 2002); Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986)(“Landfair”). The Courts have also held that “information is commercial [under Exemption 4] if it relates to commerce, or it has been compiled in pursuit of profit.” Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987).

The performance targets and relative weighting factors satisfy this prong. The performance targets include, among others, gross margin, adjusted EBITDA per average subscriber and capital expenditures per ending subscriber, each of which specifically relates to our financial condition and which is embodied in our confidential internal business plan. The net subscriber addition measure likewise comes from the Company’s confidential internal business plan. Finally, the relative weighting factors are not disclosed publicly and reflect our strategy on how to achieve our business plans. We use these performance criteria, weighting factors and our annual confidential business plan to operate our business. Accordingly, for the preceding reasons, we believe that such performance criteria and weighting factors constitute “commercial or financial information” under Exemption 4.

Provided by a Person

Information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court found that the term “person” refers to a wide range of entities, including corporations. Landfair, at 327. The Company is a corporation incorporated in the state of Delaware and therefore is a person under Landfair, satisfying this prong of the test.

2250 Lakeside Boulevard    •    Richardson, TX 75082    •    Phone: 214-570-5812    •    Fax: 214-570-5860

Securities and Exchange Commission Response Letter

June 4, 2009

Privileged or Confidential Information

The Courts have held that commercial or financial information is “confidential” for purposes of applying Exemption 4 if (i) it is not of the type that “would customarily be disclosed to the public,” National Parks and Conservation Ass’n v. Kleppe, 547 F. 2d 672, 677 (D.C. Cir. 1976), and (ii) disclosure of such information is likely to “cause substantial harm to the competitive position of the person from whom the information was obtained,” National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974), 498 F.2d 765, 770 (D.C. Cir. 1974). Further, the Court in Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1291 (D.C. Cir. 1983), found that the likelihood of substantial competitive injury is sufficient to make commercial information confidential. Here, the performance targets and relative weighting factors are not the type of information that customarily is disclosed to the public, and the disclosure of such information is likely to cause substantial harm and injury to the competitive position of the Company.

Confidential Nature of Information. As described in the Proxy Statement, our performance targets are derived from key components of our confidential internal business plan. Our confidential business plan is reviewed and approved by our Board of Directors before the beginning of each fiscal year and includes our confidential, non-public strategic plans, internal goals and objectives related to, among others, subscriber growth, EBITDA, gross margin, operating income, earnings per share and capital expenditures. The confidential internal business plan and the performance goals for each such metric are highly sensitive confidential information. Further, our relative weighting factors represent part of our strategy to achieve our business goals. Accordingly, we have not disclosed or released our confidential internal business plan or such metrics to the public.

Competitive Harm. We believe that disclosure of our performance targets and relative weighting factors would cause substantial harm to our competitive position. The nature and magnitude of the likely harm to our competitive position that would result from public disclosure of such confidential targets and relative weighting factors is connected to the competitive nature of the markets in which we transact business. As we disclose under the caption “Business—Competition” in our Annual Report, we operate in the highly competitive wireless telecommunications industry. This industry consists of many companies developing and promoting wireless telecommunications businesses and ventures. We compete directly in each of the metropolitan areas in which we offer service with other wireless broadband mobile service providers, wireline, Internet, cable, satellite and other communications service providers. The market for our services is dominated by current and prospective competitors that are, or are affiliated with, major companies that have substantially greater financial, technical, personnel and marketing resources than we have. Additionally, many of these competitors are multi-business unit conglomerates that offer both services in our current markets and in other markets. We describe the risk of this competition to our investors in our risk factors. See “Risk Factors—Risks Related to our Business—We face intense competition from other telecommunications providers and new entrants in the marketplace” on page 29 of the Annual Report.

2250 Lakeside Boulevard    •    Richardson, TX 75082    •    Phone: 214-570-5812    •    Fax: 214-570-5860

Securities and Exchange Commission Response Letter

June 4, 2009

If we are required to disclose our performance targets and relative weighting factors which represent confidential commercial and financial terms, we would suffer substantial competitive harm. Such disclosure would effectively inform our competitors of our expectations not only with respect to the specific performance targets, but also as to our business, financial and operational strategies. Such disclosure would provide our competitors with substantial insight, and allow them to reach significant conclusions about, our strategies and priorities. In our industry, adjusted EBITDA and subscriber growth targets are valuable to competitors attempting to ascertain our operating margins and market share goals for future periods. Such information also is significant to competitors trying to set competitive prices and to establish or expand service offerings to match or surpass our offerings. This significance is increased by the fact that our competitors offer services similar to those offered by us, and it is often difficult for competitors in the wireless telecommunications industry to distinguish themselves. We believe one of the key competitive advantages we have over our competitors is our relatively low cost structure, which allows us to offer our services to customers at a lower price. We believe that public disclosure of our performance targets would place us at a competitive disadvantage, because our competitors could make use of our commercial and financial information in developing competitive product and service offerings that would undermine our cost advantage. In addition, our competitors could determine where and how we will be competing and could adjust their business strategy so as to undercut or prevent us from achieving our planned strategy.

In addition, such disclosure would allow our competitors to use these performance targets in negative marketing campaigns to emphasize when we fail to meet a target. For example, if we failed to meet our EBITDA or subscriber targets, our competitors would be able to market the fact that we were not as profitable as we projected or that we did not add as many customers as we anticipated. Disclosure of our capital expenditures per ending subscriber performance target would also allow vendors and suppliers to estimate our budget for our various capital projects and they could use such knowledge to our disadvantage in future negotiations with us. Moreover, to the extent that we did not spend the amount allocated to capital expenditures, our competitors could use such information to market to our customers that we failed to spend as much as we projected to improve services. Such marketing could cause our subscribers to leave our service. Further, our competitors could use this information to recruit our executives and, since we incentivize our broad employee base using the same performance targets, our employees.

Additionally, disclosure of the relative weighting of the factors associated with our individual performance target amounts would allow our competitors to understand our business model and the key drivers of such model. As a result, our competitors

2250 Lakeside Boulevard    •    Richardson, TX 75082    •    Phone: 214-570-5812    •    Fax: 214-570-5860

Securities and Exchange Commission Response Letter

June 4, 2009

would understand what factors are important for our business model, how the various business plan measures interact with each other, and how misses or overachievement of one performance target affects the other performance targets on payouts. These relationships are confidential and disclosure would cause us competitive harm. Moreover, if the weighting factors are disclosed, our management would lose the flexibility accorded by the performance measures, since competitors would be able to use underachievement in marketing campaigns and recruiting efforts targeting our employees and executives.

The risk of our competitors using the public disclosure of our performance targets and relative weighting factors and their ability to use such targets to our competitive disadvantage is particularly acute with respect to our larger competitors. We compete against significantly larger competitors, many of which have multiple lines of business and significantly greater resources than us. The current wireless broadband mobile industry is dominated by four national carriers. In addition, many of our current and prospective competitors are, or are affiliated with, major companies that have substantially greater financial, technical, personnel and marketing resources than we have and a larger market share. Many of these competitors also are multi-business unit conglomerates which offer both services in our markets and in other markets. We are particularly vulnerable to competition from these current and prospective competitors since we are considerably smaller than many of our competitors, have significantly smaller resources and revenues, provide services in only one segment of the telecommunications industry, and we offer services only on a month-to-month basis. If our competitors marketed our failure to meet performance targets in a misleading way to our subscribers, we would effectively be unable to stop our customers from leaving our service. Our competitors, many of whom use long-term contracts, have the ability to incentivize their customers to stay with their service and can more easily fend off marketing programs of competitors since only a small fraction of their customers are renewing each month. With respect to our customers, all of our customers renew their contracts each month – thus leaving us particularly vulnerable to negative marketing programs and campaigns operated by our larger competitors. Since most of our competitors have long-term contracts, we are unable to use similar marketing plans/activities against them.

In addition, our segment of the wireless business is a very small component of the business of our larger competitors. Because of the scale of these businesses and their diversity of products and services, these competitors would not be required to disclose performance targets which are specific to our markets. As a pure pay-in-advance wireless carrier operating only in select large metropolitan areas, we are not similarly situated to these larger competitors. We would be competitively harmed by having to disclose these performance targets and would not have access to comparative market information from such competitors. Even if our competitors were obligated to disclose their performance targets, it would be of little value to us because they may aggregate

2250 Lakeside Boulevard    •    Richardson, TX 75082    •    Phone: 214-570-5812    •    Fax: 214-570-5860

Securities and Exchange Commission Response Letter

June 4, 2009

their performance measures, they may use performance measures that include segments of the telecommunications market in which we do not operate, and they may use different performance targets than we use. Further, since our competitors also have multiple lines of business they can afford to use marketing campaigns against us with a limited ability on our part to compete with them in their other lines of business. We also compete with foreign-owned carriers, such as T-Mobile, and other carriers which are not publicly traded. Disclosure of our performance targets and relative weighting factors without comparable disclosure from our competitors would put us at a substantial competitive disadvantage.

With respect to historical performance targets, disclosure of such targets subjects us to the same risks as the disclosure of such information for the current year. Competitors could use this information to forecast or extrapolate our business model to future periods. Further, analysts could use this historical information as a baseline to extrapolate to future periods, which would create misinformation in the marketplace and have a material impact on our stock price and our ability to achieve our business goals.

Disclosure Not Necessary for Understanding Compensation

While disclosure of the performance targets and their relative weighting would cause competitive harm resulting in substantial damage to us and place us at a competitive disadvantage, we respectfully submit that the performance measures and the weighting factors are also not important to an understanding of our financials or executive compensation. Alerting investors to the general nature of our executive compensation practices may be material to their investment decisions, but the precise performance targets are not. As we disclose in our Proxy Statement under the caption “Compensation Discussion and Analysis—Elements of Our Executive Compensation Program—Annual Cash Performance Incentive Awards,” the performance measures are designed to give executive management of the Company the flexibility to respond to changes in market conditions and to provide checks and balances so that any over-achievement on one performance measure will reduce the achievement on another performance measure. Since our performance measures are designed such that there are multiple ways executives can achieve a given compensation payout, the actual performance targets or their relative weighting is not material to an investor’s decision to invest in us. The interrelationship between these factors does not drive our share value. Further, we disclose the amount of actual payout percentage in our Compensation Discussion and Analysis for the current year. By disclosing information regarding our general performance incentives while not including the specific targets, we believe we provide the investors with the necessary material information to make their investment decision without also receiving commercially sensitive details that do not affect their investment decisions.

2250 Lakeside Boulevard    •    Richardson, TX 75082    •    Phone: 214-570-5812    •    Fax: 214-570-5860

Securities and Exchange Commission Response Letter

June 4, 2009

For the foregoing reasons, we believe the disclosure of the performance targets and relative weighting factors will competitively harm the Company, its competitive position and ultimately our stockholders, as it will make it substantially more difficult for the Company to achieve our business goals and implement our financial and operating strategies and will cause significant economic harm to our competitive position, which would be harmful to our stockholders. Consequently, we respectfully submit that such performance targets may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

As requested, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments to me at (214) 570-5812. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (214) 570-5860. Please send written correspondence to my attention at 2250 Lakeside Blvd., Richardson, Texas 75082. Thank you for your assistance.

Sincerely,

/s/ J. Braxton Carter J. Braxton Carter
Executive Vice President and Chief Financial Officer
MetroPCS Communications, Inc.

2250 Lakeside Boulevard    •    Richardson, TX 75082    •    Phone: 214-570-5812    •    Fax: 214-570-5860